Exhibit (a)(26)
For Immediate Release

Indústrias Romi S.A. Avenida Pérola Byington, 56 13453-900 Santa Bárbara d’Oeste—SP—BRASIL Telefone: 55 (19) 3455-9000—Fax: 55 (19) 3455-2499
ROMI ANNOUNCES SIGNIFICANTLY INCREASED SUPPORT FROM HARDINGE SHAREHOLDERS
Extends Tender Offer to July 14, 2010
SANTA BARBARA D’OESTE, Brazil, June 21, 2010 – Indústrias Romi S.A. (Bovespa: ROMI3) (“Romi”), a leading global manufacturer of machine tools, today announced a significant increase in support from shareholders of Hardinge Inc. (Nasdaq: HDNG) (“Hardinge”) for Romi’s tender offer to acquire all of the outstanding shares of Hardinge for $10.00 per share in cash. As of 5:00 pm, New York City time, on June 18, 2010, 5,574,807 shares, representing over 48% of Hardinge’s outstanding shares, had been validly tendered and not withdrawn, up from 38% at the expiration of the previous offer period. Romi also announced the extension of the offer period to 5:00 pm, New York City time, on July 14, 2010, unless further extended or terminated.
“We are very encouraged by the increasing support from Hardinge shareholders even though the terms of our offer remain unchanged,” said Livaldo Aguiar dos Santos, Chief Executive Officer of Romi. “Hardinge recently disclosed that competition has impacted margins and that it was lowering sales guidance for the second quarter of 2010, partly as a result of failures in supply chain management. This has reinforced our belief – and the beliefs of many Hardinge shareholders – that our all-cash offer is the best alternative available to Hardinge, offering shareholders immediate liquidity at a superior value to the Company’s stand-alone prospects.
“Almost half of Hardinge’s outstanding shares were tendered, demonstrating that a growing number of shareholders view the value and certainty represented by our offer as increasingly compelling and that we have a strong mandate from those shareholders to move forward,” continued Mr. dos Santos. “It is time for the Hardinge Board and management team to listen to the views of Hardinge shareholders, carefully review the tender results, take down their aggressive takeover defenses and meet with Romi to negotiate a business combination.
“Our tender offer is gaining momentum and as we have said in our conversations with Hardinge shareholders, we are committed to seeing this transaction through to a successful completion as long as we continue to receive their support,” concluded Mr. dos Santos.
The $10.00 per share all-cash offer represents a premium of 105% to Hardinge’s closing share price on December 14, 2009, when Romi first formally communicated to Hardinge its interest in pursuing a business combination. The offer is not subject to confirmatory due diligence or any financing condition and will be funded entirely from Romi’s internal resources.
The offer is conditioned on there being validly tendered and not withdrawn at least two-thirds of the total number of Hardinge’s outstanding shares on a fully diluted basis, Hardinge’s Board of Directors redeeming or invalidating its shareholder rights plan and other takeover defenses, receipt of regulatory approvals and other customary closing conditions as described in the Offer to Purchase. The waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on April 14, 2010, satisfying one of the previous conditions to Romi’s tender offer.
Hardinge shareholders may obtain copies of all of the tender offer documents free of charge at the Securities and Exchange Commission’s website (http://www.sec.gov/) or by directing a request to Innisfree M&A Incorporated, the Information Agent for the offer, toll-free at 888-750-5834.
HSBC Securities (USA) Inc. is acting as financial advisor and Shearman & Sterling LLP is acting as legal advisor to Romi on the proposed transaction.
About Romi
Indústrias Romi S.A. (Bovespa: ROMI3), founded in 1930, is the market leader in the Brazilian machinery and equipment industry. The company is listed in the “Novo Mercado” category, which is reserved for companies with the highest degree of corporate governance on the Bovespa. The company manufactures machine tools, mainly lathes and machining centers, plastic injection and blow molding machines for thermoplastics and parts made of grey, nodular or vermicular cast iron, which are supplied rough or machined. The company’s products and services are sold globally and used by a variety of industries, such as the automotive, general consumer goods and industrial and agricultural machinery and equipment industries.
Important Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Hardinge. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the amended and restated offer to purchase, the amended and restated letter of transmittal and other amended and restated offer documents) which was filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2010, as amended, and is accessible for free at the Commission’s website at http://www.sec.gov. Such documents may also be obtained by investors and security holders for free by calling Innisfree M&A Incorporated, the Information Agent for the offer, toll-free at 888-750-5834. Investors and security holders are urged to read such disclosure documents carefully and in their entirety because they contain important information.
Romi is not currently engaged in a solicitation of proxies from the shareholders of Hardinge. However, in connection with Romi’s offer to acquire Hardinge, certain directors and officers of Romi may participate in meetings or discussions with Hardinge shareholders. Romi does not believe that any of these persons is a “participant” in the solicitation of proxies under SEC rules. If in the future Romi does engage in a solicitation of proxies from the shareholders of Hardinge in connection with its offer to acquire Hardinge, Romi will include the identity of people who, under SEC rules, may be considered “participants” in the solicitation of proxies from Hardinge shareholders in applicable SEC filings when they become available.
Forward-Looking Statements
Any statements made in this press release that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed acquisition of Hardinge, are forward-looking statements within the meaning of the U.S. federal securities laws and should be evaluated as such. Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.
Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction, delays in obtaining any approvals for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule. Forward-looking statements, like all statements in this press release, speak only as of the date of this press release (unless another date is indicated). Unless required by law, we do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.
Media Contact
Joele Frank, Wilkinson Brimmer Katcher
Steve Frankel / Tim Lynch: (212) 355-4449
Investor Contact
Innisfree M&A Incorporated
Alan Miller / Jennifer Shotwell / Scott Winter: (212) 750-5833
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